and
and
Verigy and LTX-Credence Plan to Merge,
Creating a Top-Tier Provider of Semiconductor Test Solutions
Filed by: LTX-Credence Corporation pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: LTX-Credence Corporation
Commission File No. 000-10761

CONFIDENTIAL –
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Safe Harbor Statement
This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-
looking statements contained in this document include statements about the strategic rationale for the transaction; the overview of the transaction; the leadership of the combined company and expectations about the combined company’s board composition; our expectations about the global reach of the combined company; our expectations about the ability of the combined company to deliver significant value to our customers, shareholders and employees; the ability of the combined company to be a stronger competitor and innovator of test cell solutions, to drive sustainable long-term growth and to be a major challenger for leadership in the semiconductor test industry; future financial and operating results;
our expectations around the merger process and what employees can expect as a result of the transaction; potential synergies, including the timing of the realization of such synergies,  and cost savings resulting from the transaction; and other statements regarding the proposed transaction. Any statements that are not statements of historical fact (including statements containing the words
“believes,” “should,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Verigy and LTX-Credence do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated.

Safe Harbor Statement
In any forward-looking statement in which Verigy or LTX-Credence expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Verigy and LTX-Credence shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Verigy and LTX-Credence generally, including those set forth in the filings of Verigy and LTX-Credence with the Securities and Exchange Commission, especially in the "Risk Factors" and "Management's Discussion and
Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Verigy and LTX-Credence are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements as a result of developments occurring after the date of this presentation.
CONFIDENTIAL –
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CONFIDENTIAL – internal use only Agenda • Merger Overview & Rationale • Verigy Overview • Markets & Customer Coverage • Operations & Financials • Employee Aspect • Merger Process • Questions Page 4

Verigy and LTX-Credence
Compelling Combination for All Constituents
Strategic Rationale
Complementary products,
markets, customers & channels
Broader breadth of products
and expanded support
organization
Well-positioned to compete
with largest competitors
Larger business, strengthened
position in SOC test
Proven management team to
lead the combined company
Financial Rationale
Targeting cost synergies of at
least $25 million upon
completion of integration
Leveraged financial model with
lower breakeven points;
optimized Singapore tax model
Strong balance sheet with
capacity to invest in growth
segments
Return value to shareholders
via odd-lot and repurchase
programs
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Transaction Overview
Company Name
Verigy (will retain Verigy’s existing logo and ticker)
Transaction
Structure
Stock-for-stock tax-free exchange
Exchange Ratio
0.960 Verigy shares per LTX-Credence share
Closing Conditions
Mutual shareholder approval, satisfaction of other customary closing conditions, and regulatory approvals
Closing First half of calendar 2011
Ownership Split
Approximately 56% Verigy / 44% LTX-Credence
Headquarters
Worldwide: Singapore
North America: Cupertino, CA
Return of Capital Odd lot and share repurchase program
Synergies At least $25 million of annual synergies expected

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Strong Leadership
CFO
Bob Nikl
Co-CEOs Jorge Titinger and David Tacelli
Management Team To be finalized within 90 days of announcement
Integration Leader
Mark Gallenberger
Board Composition
Verigy 7; LTX-Credence 5
Keith Barnes
Chairman of the Board

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Experienced Leadership
25+ years of industry
experience: Electroglas,
IMS, Cadence, 4+ years
with Verigy
29 years of industry
experience: Texas
Instruments, 22+ years
with LTXC
30 years of industry &
financial mgt experience:
Asyst, Solectron, Xerox,
KPMG, 4+ years with
Verigy
23 years of industry &
financial mgt experience:
Ernst & Young, Digital
Equipment, 10+ years
with LTXC
Jorge Titinger
Co-CEO
25 years of industry
experience:  FormFactor,
KLA-Tencor, Applied
Materials, 2+ years with
Verigy
Bob Nikl
CFO
David Tacelli
Co-CEO
Mark Gallenberger
Integration Leader
Keith Barnes
Chairman

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Co-CEO Responsibilities
Jorge Titinger
– Customer-facing activities including sales, support and application development
Dave Tacelli
– Marketing, engineering development and supply chain operations
Joint Ownership of:
– Development of the business and product strategies
– Integration of the companies
– Administrative functions (Finance, Legal, IT & HR)
– Interactions with the investment community

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Who is Verigy?

• Spun Out: 2006 from Agilent Technologies
• Global HQ: Singapore
• US HQ: Cupertino, CA
• Employees: ~1,450
• FY09 Revenue: $323M
• FY10 Q3 Results: Revenue $154M, net income $14M
• Outsource Partner: Jabil Penang
• Strategic Customers: ASE, Broadcom, NVIDIA, Qualcomm,
STATSChipac, TSMC
• NASDAQ: “VRGY”

Verigy Products

V93000
– Complex SOC, SIP & High Speed Memory
– Test Processor-Per-Pin architecture
– Up to 2,048 pins
V6000
– Memory: NOR, NAND, MCP, DRAM & SRAM
– Tester-Per-Site architecture
– Up to 18,000 pins
– 300mm one-touchdown probing
V101
– Low-end ICs and MCUs
– Tester-on-Board architecture
– Up to 1,024 pins
– 100 MHz
Touchdown Technologies Probe Cards
– Memory: DRAM, NAND & NOR Flash, MEMS
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Scalable platform strategy
High end computer, mobile
processors, integrated RF,
high end consumer, Flash
and HSM
Strong presence at top
fabless and OSATs
Direct sales and customer
support globally

Leveraged cross-platform
strategy
Linear, automotive, power,
microcontrollers, consumer,
and standalone RF
Strong presence at large
IDMs
Large distributor network
through partner Spirox in
Taiwan and China
Combining Strengths to Better Serve Our
Customers
LTX-Credence Strengths
Verigy Strengths
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Targeting Broad and Attractive End
Markets
Chipset / Graphics
CPU DSP/ASIC
Analog IC’s
Memory
Automotive
Integrated and
Standalone RF
Mobile Processors
Power
Management
IC’s
Consumer IC’s
Microcontrollers
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Positioned for Market Leadership
Comprehensive Product Offering: Expanded product offering
with enhanced integration capabilities benefits all stakeholders
Broader Customer Base: Strong presence at top fabless
companies, IDMs and OSATs
Enhanced Sales and Technical Support: Worldwide presence
provides increased support and resources to customers / partners
Attractive Financial Model and Strong Balance Sheet:
Improved scale and margin profile; $400 million net cash to
invest in growth
Innovative Engineering and Technical
Resources:
Extensive
R&D resources allow for rapid pace of innovation and an industry leading product line-up

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Addressing Broad Market Segments
Digital SOC
Analog SOC
Mixed-Signal
Memory
V6000
ASSPs
RF PAs &
Transceivers
Consumer
Mixed Signal
(CMS)
MPU
Low End
Probe
8/16 Bit
MCU
Automotive
Analog/Linear
Diamond
V93000
Integrated
RF
Graphics/
Chipsets
ASL
X Series
FLASH
DRAM
Probe
Cards
High Speed
Memory
High End
Low End
V101
Power
Management
Precision
Analog
V93000
HSM
Baseband
and Apps
Processors

CONEXANT
IBM
SONY
XILINX
NVIDIA
NXP
QUALCOMM
BROADCOM
NETLOGIC
MARVELL
Micron
SPREADTRUM
AMD
SAMSUNG
NANYA
ChipMOS
ANALOG DEVICES
LSI
Rambus
SanDisk
AKM
ELPIDA
hynix
HISILICON
freescale semiconductor
CPU Company
TOSHIBA
FLASH TECHNOLOGIES
SMIC
UMC
Ardentec
GLOBALFOUNDRIES
Infineon
RENESAS
ST
TEXAS INSTRUMENTS
MEDIATEK
Sigurd
SUNPLUS
SPIL
STATSChipPAC
Amkor Technology
ASE
KYEC
UTAC
u-blox
MAXIM
POWER INTEGRATIONS
Panasonic
ATMEL
SILICON LABORATORIES
TriQuint SEMICONDUCTOR
Giga Solution Tech. Co.
AVAGO TECHNOLOGIES
ST ERICSSON
RICHTEK
ANADIGICS
unisem
Ralink
Mstar semiconductor
Carsem
SKYWORKS
ENTROPIC communications
International Rectifier
NORDIC SEMICONDUCTOR
SMSC
MICRONAS
austriamicrosystems
VIA Telecom
VERIGY
LTXCredence

CONFIDENTIAL – internal use only Page 16 Complementary Customer Base

(1) Includes $25 MM of operating synergies.
Attractive Financial Model
Illustrative; July ’10 Quarter Annualized (Non-GAAP)
Operating Profit    $70M $64M $159M
Combined
(1)
Net Cash $307M $93M $400M
Gross Margin 50% 60% 53%
Operating Profit % 11% 22% 17%
Revenue $616M $293M $909M
Stronger
Balance Sheet
Improved
Scale
Better
Profitability
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The information provided on this slide is presented in non-GAAP format – for Verigy, non-GAAP excludes, as applicable, non-recurring charges and includes stock-based compensation expense; for LTX-Credence, non-GAAP excludes amortization of intangibles, and includes stock-based compensation expense. Reconciliation of GAAP to non-GAAP can be found on each company’s investor relations Website.

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Public company costs
Consolidate facilities and systems
Standardize processes and plans
Consolidate manufacturing operations
Improve material costs
Improve economies of scale
Annual Operating Synergies
Increased efficiencies resulting in expected annual synergies of at least $25 million
Integrate major account teams, supported by
geographical sales resources
Cross-train support personnel
Manage overlap
Realize R&D efficiencies
Focus on strategic investment and high growth
opportunities
Leverage existing capabilities
Corporate Overlap
Sales / Support Streamlining
Manufacturing Leverage
Product Rationalization

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Why is it good for Employees?

Enhances scope & scale of business
More opportunities for career growth and development
Increased Financial Strength
Positive impact on our profit sharing plan
Broader customer base and more diversified Product
Portfolio
Greater  stability in an often volatile industry

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Employee Salary & Benefits

November 1
st
pay increases will take place as planned
Benefits and profit sharing plan remain unchanged
through closing
HR integration team will create plan for the combined
company’s HR programs and processes

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Facilities & People

Both companies’ talented workforces are viewed as
critical resources
Will develop integration plan for maximizing synergies
across the board – operational, product, footprint,
people, etc.
Will determine most appropriate and effective location
footprint for combined company
Committed to a thoughtful but timely plan
Anticipate communicating plan for structure shortly after
close

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What to Expect – Merger Process

Approval Period (business as usual until close)
Subject to customary regulatory/stockholders approval
Separate companies until closing – remain competitors
Develop integration plans, but no changes made
Transaction expected to close first half of CY2011
Post-Close Integration Period (~12 months)
When the merger closes, integration activities begin
Make decisions and take action as quickly as possible

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Business As Usual

Continue to:
Operate and compete as separate companies
Support and satisfy our customers
Push forward on projects
Do Not:
Lose focus on what we have been doing that has made us successful
Speculate about the merger or communicate any non-public
information
Discuss the merger (especially with the media, analyst or investors)
Do:
Address any questions to your manager and/or HR
Support integration planning activities as called upon by your manager

CONFIDENTIAL – internal use only Questions Page 24 • Keep in mind I can’t say much beyond what I’ve already said, but I’ll do my best . . .

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Important Additional Information and
Where You Can Find It
This presentation may be deemed to be solicitation material in respect of the proposed transaction between Verigy and
LTX-Credence. In connection with the transaction, Verigy and Holdco will file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will be mailed to the shareholders of Verigy and LTX-Credence. Investors and security holders of Verigy and LTX-Credence are urged to read the registration statement and joint proxy statement/prospectus when it becomes available because it will contain important information about Verigy, Holdco, LTX-Credence and the proposed transaction. The registration statement and joint proxy statement/prospectus (when they become available), and any other documents filed by Verigy, Holdco or LTX-Credence with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verigy or Holdco and LTX-
Credence by contacting, respectively, Verigy Investor Relations by e-mail at judy.davies@verigy.com or by telephone at 1-408-864-7549 or by contacting LTX-Credence Investor Relations by e-mail at rich_yerganian@ltxc.com or by telephone at 1-781-467-5063. Investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Verigy, LTX-Credence and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Verigy and LTX-Credence and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.  Additional information regarding the Verigy directors and executive officers is also included in Verigy's proxy statement for its
2010 Annual Meeting of Shareholders, which was filed with the SEC on February 23, 2010. As of February 12, 2010,
Verigy’s directors and executive officers beneficially owned approximately 1,595,151 shares, or 2.7%, of Verigy’s ordinary shares. Additional information regarding the LTX-Credence directors and executive officers is also included in
LTX-Credence's proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on
November 8, 2010.  As of September 30, 2010, LTX-Credence’s directors and executive officers beneficially owned approximately 1,940,204 shares, or 3.9%, of LTX-Credence’s common stock.  These documents are available free of charge at the SEC’s web site at www.sec.gov and from Verigy and LTX-Credence, respectively, at the e-mail addresses and phone numbers listed above.